UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 4, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter

2025 Results of
UBS Group AG, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

February 4, 2026

UBS

Fourth quarter 2025

Financial results and investor update

4 February 2026

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the fourth quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov.

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the fourth quarter of 2025 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Agenda

4Q25 results

Investor update

Q&A

Sergio P. Ermotti, Group CEO
Todd Tuckner, Group CFO

4Q25 profitability driven by strong revenue growth and positive operating leverage

Underlying, bn



Revenues
+10%
11.1
12.2
Core: +10%
11.1
12.2
4Q24
4Q25
Operating expenses
(7%) excl. litigation, variable and FA compensation, and FX
+1%
9.1
9.2
Core: +5%
8.5
8.9
4Q24
4Q25
Profit before tax
+62%
1.8
2.9
Core: +30%
2.4
3.1
4Q24
4Q25
Core
NCL

Underlying	4Q25
PBT	2.9bn
RoCET1	11.9%
Cost / income	75.2%
Reported	
Net profit	1.2bn
EPS	0.37

4Q25 net profit 1.2bn reflects broad-based growth and NCL cost reduction

Profits

m


Underlying
+62%
1,768
411
31
45
252
382
(17)
2,871
o/w (457m) from repurchase of legacy CS debt³
(54)
(1,117)
~0.7bn expected in 1Q26
1,700
o/w tax: (495m)
(501)
1,199
4Q24 PBT
GWM
P&C
AM
IB
NCL
Group Items
4Q25 PBT
Non-underlying revenues1,2
Non-underlying expenses1
4Q25 reported PBT
Tax and NCI
4Q25 net profit

UBS

1 Refer to slide 38 for details on underlying results and reconciliation to reported results; 2 ~0.4bn of non-underlying revenues expected in 1Q26; 3 Impact includes a loss of 885m before PPA adjustments, partly offset by a 427m gain from the release of PPA adjustments

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**4Q25**	3Q25	4Q24	**QoQ**	YoY
Total assets	**1,617**	1,632	1,565	(1%)	+3%
o/w: Cash and balances at central banks	210	219	223	(4%)	(6%)
o/w: Lending assets[1]	673	666	599	+1%	+12%
o/w: Fair value assets[2]	493	490	476	+1%	+4%
Total liabilities	**1,527**	1,542	1,479	(1%)	+3%
o/w: Fair value and long-term debt	295	304	292	(3%)	+1%
o/w: Short-term borrowings	58	57	54	+2%	+8%
o/w: Customer deposits	788	783	746	+1%	+6%
Total equity	**90**	90	86	0%	+6%
Tangible equity	83	83	78	0%	+6%
Tangible book value per share (USD)	26.93	26.54	24.63	+1%	+9%
Credit risk					
Cost of credit risk	9bps	6bps	15bps	+3bps	(5bps)
Credit-impaired lending assets as a % of total lending assets, gross	0.9%	0.9%	1.0%	0.0pp	0.0pp

USD bn, except where indicated	**4Q25**	3Q25	4Q24	**QoQ**	YoY
Regulatory capital					
CET1 capital	71.3	74.7	71.4	(5%)	0%
AT1 capital	19.9	20.3	16.4	(2%)	+22%
TLAC	187.3	199.3	185.4	(6%)	+1%
RWA	493.4	504.9	498.5	(2%)	(1%)
LRD	1,622	1,640	1,519	(1%)	+7%
CET1 capital ratio (%)	14.4%	14.8%	14.3%	(34bps)	+13bps
CET1 leverage ratio (%)	4.4%	4.6%	4.7%	(16bps)	(30bps)
Liquidity and funding					
Liquidity coverage ratio (%, average)	183%	182%	188%	+1pp	(6pp)
Net stable funding ratio (%)	116%	120%	126%	(4pp)	(9pp)

4Q25

- Lending assets 673bn, +8bn QoQ driven mainly by net new loans in GWM
- Deposits 788bn, +5bn QoQ reflecting net new deposit inflows in P&C and GWM

4Q25

- Strong liquidity position with average LCR of 183%, 332bn of high-quality liquid assets
- Issued 3.3bn of syndicated TLAC-eligible Holdco bonds while repurchasing 5.8bn in a tender offer

UBS

1 Consists of Loans and advances to customers and Amounts due from banks, which were 654bn and 20bn, respectively, as of 4Q25; 2 Level 3 assets account for ~1% of total assets

Strong operating profits fund capital returns, investments and debt buyback

CET1 capital ratio

CET1 capital, bn

74.7	1.4	(3.0)	(1.1)	0.1	n/a	(0.8)	**71.3**



14.8%
0.3%
o/w CET1 (0.5bn) from repurchase of legacy CS debt
(0.6%)
(0.2%)
0.0%
+0.1bn impact on CET1 and +0.6bn impact on RWA
0.4%
(0.2%)
14.4%
3Q25
Net profit[1]
Capital reserve for expected future share repurchases in 2026
Dividend accrual
Currency effects
RWA excl. currency effects
Other[2]
4Q25

UBS Group AG

- RWA 493bn, (11bn) QoQ
- CET1 leverage ratio 4.4%, (16bps) QoQ, with LRD 1,622bn, (18bn) QoQ
- Refer to slide 42 for full QoQ RWA and LRD walk

UBS AG standalone (parent bank)

- 14.2% UBS AG standalone CET1 capital ratio, fully applied as of 4Q25[3]
- 1bn incremental accrual for dividend to UBS Group AG in 4Q25, bringing FY25 accrual to 9bn
- 9bn of additional capital up-streamed to UBS AG in 4Q25[4]
- ~3bn of additional return of capital expected from the UK subsidiaries by the end of 2026 and ~2bn from the US IHC by 2028[5]

1 Profit before tax less current tax expense; 2 Includes (0.3bn) from compensation and own-share-related capital components, (0.3bn) from eligible deferred tax assets on temporary differences, and movements related to other items; 3 Estimate, final figures to be published with our 31 December 2025 Pillar 3 report, which will be available as of 9 March 2026; 4 These distributions increased UBS AG standalone CET1 capital by 2bn and reduced fully-applied RWA related to foreign subsidiaries by 26bn; 5 Subject to customary regulatory approval

Global Wealth Management

Underlying *USD m, except where indicated*	4Q25	3Q25	4Q24	QoQ	YoY
Total revenues	**6,580**	6,410	5,942	+3%	**+11%**
Net interest income	1,702	1,631	1,657	+4%	+3%
Recurring net fee income	3,566	3,475	3,262	+3%	+9%
Transaction-based income	1,243	1,267	1,034	(2%)	+20%
Other revenues	69	37	(11)		
Credit loss expense / (release)	32	7	(14)		
Operating expenses	**4,989**	4,629	4,808	+8%	**+4%**
Profit before tax	**1,558**	1,774	1,147	(12%)	**+36%**
Profit before tax (reported)	**1,290**	1,354	867	(5%)	**+49%**
Cost / income ratio	**76%**	72%	81%	+4pp	**(5pp)**
Invested assets, bn	**4,753**	4,714	4,182	+1%	**+14%**
Deposits, bn	**479**	478	470	0%	**+2%**
Loans, bn	**327**	322	300	+2%	**+9%**
RWA, bn	**166**	170	166	(2%)	**0%**

UBS

Underlying 4Q25

PBT 1,558m, +36% YoY

Total revenues 6,580m, +11% YoY

- NII +3%, +4% QoQ reflecting higher average deposit and loan volumes and more favorable deposit mix
- Recurring net fee income +9% on higher fee-generating assets
- Transaction-based income +20% on increased client activity

Credit loss expense 32m, mainly due to methodology and scenario updates

Operating expenses 4,989m, +4% YoY, (2%) excluding variable compensation, litigation and currency effects

Net new assets 8.5bn; net new fee-generating assets 8.7bn

Invested assets 4,753bn, +1% QoQ driven by positive market performance and NNA

Net new deposits 0.6bn reflecting inflows to calls, sweeps and savings, partly offset by fixed-term deposit outflows

Net new loans 4.5bn mainly driven by Lombard

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	4Q25	3Q25	4Q24	QoQ	YoY
Total revenues	**1,692**	1,724	1,810	(2%)	**(7%)**
Net interest income	899	919	994	(2%)	(10%)
Recurring net fee income	339	351	357	(3%)	(5%)
Transaction-based income	429	443	453	(3%)	(5%)
Other revenues	25	11	5		
Credit loss expense / (release)	80	58	155		
Operating expenses	**1,069**	998	1,083	+7%	**(1%)**
Profit before tax	**543**	668	572	(19%)	**(5%)**
Profit before tax (reported)	**452**	507	524	(11%)	**(14%)**
Cost / income ratio	**63%**	58%	60%	+5pp	**+3pp**
Deposits, bn	**249**	247	254	+1%	**(2%)**
Loans, bn	**246**	247	242	(1%)	**+1%**
RWA, bn	**119**	120	130	(1%)	**(8%)**

Underlying 4Q25

PBT 543m, (5%) YoY

Total revenues 1,692m, (7%) YoY

- NII (10%), (2%) QoQ mainly reflecting rate headwinds
- Non-NII (3%) on lower Corporate & Institutional Clients activity and fees

Credit loss expense 80m, due to net expenses on stage 3 positions

Operating expenses 1,069m, (1%) YoY

Net new deposits +2.1bn driven by inflows from Corporate & Institutional Clients

Net new loans (1.4bn) as positive net new loans in Personal Banking were offset by reduced balances with Corporate & Institutional Clients

Asset Management

Underlying *USD m, except where indicated*	**4Q25**	3Q25	4Q24	QoQ	**YoY**
Total revenues	**800**	843	766	(5%)	**+4%**
Net management fees	790	755	709	+5%	+11%
Performance fees	39	87	44	(55%)	(12%)
Net gain / (loss) from disposal	(29)	1	13		
Credit loss expense / (release)	1	0	0		
Operating expenses	**531**	560	543	(5%)	**(2%)**
Profit before tax	**268**	282	224	(5%)	**+20%**
Profit before tax (reported)	**212**	218	128	(3%)	**+66%**
Cost / income ratio	**66%**	66%	71%	0pp	**(4pp)**
Invested assets, bn	**2,098**	2,043	1,773	+3%	**+18%**
Net new money, bn	**8**	18	33		

Underlying 4Q25

PBT 268m, +20% YoY, +41% excluding net gains and losses from disposals

Total revenues 800m, +4% YoY, +10% excluding net gains and losses from disposals, on higher net management fees

Operating expenses 531m, (2%) YoY on lower non-personnel costs

Invested assets 2,098bn, +3% QoQ reflecting positive market performance and net new money

Net new money 7.6bn, driven by inflows into ETFs, Money Market and Unified Global Alternatives

Investment Bank

Underlying *USD m, except where indicated*	**4Q25**	3Q25	4Q24	QoQ	**YoY**
Total revenues	**2,885**	3,025	2,547	(5%)	**+13%**
Global Banking	687	844	675	(19%)	+2%
Advisory	266	324	260	(18%)	+2%
Capital Markets	421	520	415	(19%)	+1%
Global Markets	2,198	2,181	1,872	+1%	+17%
Execution Services	608	560	471	+9%	+29%
Derivatives & Solutions	895	950	679	(6%)	+32%
Financing	696	671	722	+4%	(4%)
Credit loss expense / (release)	34	17	63		
Operating expenses	**2,148**	2,221	2,032	(3%)	**+6%**
Profit before tax	**703**	787	452	(11%)	**+56%**
Profit before tax (reported)	**640**	900	479	(29%)	**+34%**
Cost / income ratio	**74%**	73%	80%	+1pp	**(5pp)**
RWA, bn	**107**	112	106	(4%)	**1%**
Return on attributed equity	**14.9%**	17.0%	10.5%	(2.1pp)	**+4.4pp**

Underlying 4Q25

PBT 703m; revenues +13% YoY

Global Banking revenues +2% YoY

- Advisory +2% largely driven by Switzerland and EMEA
- Capital Markets +1% on higher ECM, partly offset by lower LCM

Global Markets revenues +17% YoY

- Execution Services +29% on higher Cash Equities revenues
- Derivatives & Solutions +32% driven by FX / Precious Metals and Equity Derivatives
- Financing (4%) on lower Capital Markets Financing, partly offset by Prime Brokerage

Of which:

- Equities 1,574m, +9%
- FRC 625m, +46%

Operating expenses +6% YoY mainly due to currency effects and higher technology costs

Non-core and Legacy

Underlying *USD m, except where indicated*	**4Q25**	3Q25	4Q24	QoQ	**YoY**
Total revenues	**(10)**	(42)	(58)		
Credit loss expense / (release)	(12)	6	6		
Operating expenses	**226**	(149)	541		(58%)
Profit before tax	**(224)**	102	(606)		
Profit before tax (reported)	**(455)**	(102)	(923)		
RWA, bn	**29**	31	41	(6%)	**(30%)**
LRD, bn	**19**	26	54	(25%)	**(64%)**

Underlying 4Q25

PBT (224m)

Total revenues (10m) including funding costs, partly offset by position marks and net gains on disposals

Credit loss expense (12m)

Operating expenses 226m; 192m excluding litigation, (66%) YoY, (34%) QoQ

RWA 29bn, (2bn) QoQ and LRD 19bn, (6bn) QoQ, reflecting decreases across various portfolios

FY25 net profit of 7.8bn, up 53% YoY with strong momentum in core businesses

Underlying, bn



Revenues
+4%
45.8
47.8
Core: +8%
44.2
47.7
FY24
FY25
Operating expenses
(7%) excl. litigation, variable and FA compensation, and FX
(2%)
36.4
35.6
Core: +3%
34.1
35.1
FY24
FY25
Profit before tax
+33%
11.7
8.8
Core: +25%
9.7
12.1
FY24
FY25
Core
NCL

Underlying	FY25
PBT	11.7bn
RoCET1	13.7%[1]
Cost / income	74.4%[2]
Reported	
Net profit	7.8bn
EPS	2.36

UBS Refer to slide 39 for details on underlying results and reconciliation to reported results; 1 11.5% excluding litigation and applying a normalized tax rate; 2 76.4% excluding litigation

Increased profitability across our globally diversified franchise



Underlying profit before tax excluding litigation across core businesses[1]
bn
APAC
+47%
1.9
2.8
FY24
FY25
EMEA
+42%
1.3
1.9
FY24
FY25
Switzerland
+9%
4.7
5.1
FY24
FY25
Americas
+14%
2.0
2.2
FY24
FY25

UBS

1 Underlying PBT excluding NCL and litigation. NCL underlying PBT excluding litigation was (1.1bn) and (1.2bn) in FY24 and FY25, respectively. Regional allocations of revenues and expenses reflect internal management reporting

Investor update

Strong momentum positions us to achieve our 2026 targets and 2028 ambitions

Diversified global business model reinforces franchise strength and continued client momentum	YE25 Group invested assets 7.0trn, +15% YoY, 2025 GWM NNA 101bn, AM NNM 30bn, IB underlying revenues +18% YoY, CHF ~80bn loans granted or renewed to Swiss clients
Excellent progress on integration	~85% of Swiss-booked accounts transferred onto UBS systems, 10.7bn gross cost saves achieved, on track to underlying ~15% RoCET1 and <70% cost/income ratio by 2026 exit-rate
Maintained strong capital position and a balance sheet for all seasons	CET1 capital ratio 14.4%, CET1 leverage ratio 4.4%, total loss-absorbing capacity 187bn, liquidity coverage ratio 183%
Committed to delivering attractive capital returns	Delivered USD 3bn of buybacks in 2025 and propose FY25 dividend of USD 1.10 per share, +22% YoY; accruing for mid-teens percent increase in dividend per share in 2026; intend to repurchase USD 3bn of shares in 2026 with an aim to do more[1]
Positioning for long-term growth	Executing our proven strategy while investing in capabilities, talent and technology to deliver on our 2028 ambitions of ~18% RoCET1[2] and ~67% cost/income ratio on a reported basis

1 Refer to slide 27 for additional details on capital returns. Amount of additional share buybacks subject to further clarity around the future regulatory regime in Switzerland, our financial performance and maintaining a CET1 capital ratio of ~14%; 2 Based on current capital framework and ~14% CET1 ratio

Executing final stages of integration to capture synergies

Illustrative key milestone timeline (examples)

	1H26		2H26
Client account migrations	**85%** migrated	**100%** Finalize remaining Swiss-booked client migrations	
Application decommissioning *% decommissioned*	**73%** NCL apps		**100%** NCL apps
Infrastructure and legal entities			Materially complete CS legacy IT infrastructure wind-down and legal entities integration
Integration-related expenses *cumulative*	**13bn**[1]	*Integration-related expenses to taper over 2026*	**~15bn**[1]
Cost savings *cumulative*	**10.7bn**		**~13.5bn**[1]

UBS

1 Based on constant FX rates as of September 2023

On track to deliver on 2026 exit rate targets

Group targets, underlying

Cost/ income ratio

RoCET1 capital


74.4%
<70%
76% excl. litigation
~15%
13.7%
11.5% excl. litigation and applying a normalized tax rate
FY25
2026e exit rate

Business division ambitions, underlying

GWM cost/ income ratio


74.9%
<70%
FY25
2026e exit rate

P&C cost/ income ratio


61.2%
<50%
FY25
2026e exit rate

AM cost/ income ratio


69.1%
<70%
FY25
2026e exit rate

IB return on attributed equity


14.8%
~15%
FY25
Through the cycle

Committed to our global, diversified model weighted towards asset gathering

Business mix,
Revenues[1]



IB
P&C
~60%
GWM + AM
GWM + AM

Regional mix,
Revenues[2]



APAC
Americas
EMEA
48bn
Switzerland

Outstanding client franchises with differentiated capabilities

Disciplined risk and cost management

Balance sheet for all seasons

Attractive capital returns and growth

1 FY25 underlying revenues excluding Non-core and Legacy and Group Items; 2 FY25 underlying revenues by geographic region, split excludes NCL revenues which are not allocated to regions

Strong client franchises, capabilities and scale



Global Wealth Management

- 4.8trn invested assets with unrivaled geographic footprint
- #1 in APAC, EMEA, Switzerland and Latam; leading in the US[1]
- Advisory-led approach driven by integrated CIO
- Capitalizing on scale and integrated platform to accelerate growth



Personal & Corporate Banking

- #1 bank in Switzerland[2]
- Reliable partner to Swiss corporates, entrepreneurs, institutional and private clients
- #1 digital bank in Switzerland[3]
- Returning to growth post-integration



Asset Management

- 2.1trn invested assets
- #3 European-based Asset Manager (#12 globally)[4]
- Focus on differentiated and scalable offering across traditional and alternatives
- Driving strategic growth in UGA[5], CIG[6], ETF & passive, SMAs[7], Asia & Emerging Markets



Investment Bank

- Leading Equities and FX businesses
- Continuous focus on UHNW, GFIW and Swiss corporate banking clients
- Capitalizing on investments to capture market share in Global Banking
- <25% of Group RWA[8]



Underlying profit before tax contribution[9]

UBS

1 Based on external disclosure and internal analysis; 2 Euromoney 2025 award for "Switzerland's best bank"; 3 Lucerne University of Applied Sciences and Arts, 2025; 4 Peer disclosure, by invested assets or closest disclosed proxy, as of 30.09.25 or latest prior disclosure; 5 Unified Global Alternatives; 6 Credit Investments Group; 7 Separately Managed Accounts; 8 Excluding NCL; 9 Excluding NCL and Group Items; based on FY25

Secular trends shaping our industry support our long-term growth

Trend	Key figure		Delivering for our clients
Wealth creation, migration, longevity and inter-generational wealth transfers	**>83trn** expected to be transferred over next 20-25 years[1]	→	Global connectivity, local expertise
Growth in alternatives and private markets	**3.4x** AuM growth in private markets over the last decade[2]	→	Differentiated, integrated solutions
Technology advancements, AI and digital assets	**4.7trn** estimated global AI capex between 2026 and 2030[3]	→	Innovation, security, seamless client experience
Increased geopolitical uncertainty, elevated event risk and premium for advice	**20 year** high for geopolitical uncertainty[4]	→	Resilience, risk management and trust

UBS

1 UBS Global Wealth Report (2025); 2 UBS CIO December 2025 report, "An introduction to private markets"; 3 UBS CIO November 2025 report, "Year Ahead 2026: Escape velocity?"; 4 World Economic Forum report, "Building Geopolitical Muscle 2026"

GWM – Capitalizing on integration and growing the expanded platform

Profit before tax
underlying, bn


6.1bn excl. litigation, +23% YoY
+30%
4.8
3.2
4.9
6.3
FY22[1]
2H23 annualized
FY24
FY25

Medium-term priorities

- Complete client migrations and capture remaining synergies (2026)
- Enhance the US platform to drive higher sustainable profitability
- Capitalize on scale and integrated franchise to accelerate growth and deliver One UBS
- Drive growth in HNW by leveraging technology advancements and expanded channels

2028 ambitions

>5.5trn
Invested assets

>200bn
NNA per annum

~68%
Reported cost / income ratio

UBS

1 Pre-acquisition of Credit Suisse

GWM – Unrivaled diversification and scale with interconnected global franchises

FY25 underlying PBT excl. litigation[1] | Invested assets[2] | Medium-term priorities

APAC
#1


1.5bn
+30% YoY

Invested assets[2]: 0.8trn

Medium-term priorities: Reinforce leadership in Hong Kong and Singapore while growing in Southeast Asia, Taiwan, Japan and Australia

EMEA
#1


1.5bn
+19% YoY

Invested assets[2]: 0.8trn

Medium-term priorities: Capture cross-border connectivity opportunities in Europe and Middle East

Switzerland
#1


1.5bn
+2% YoY

Invested assets[2]: 0.9trn

Medium-term priorities: Complete Swiss booking center migration to drive enhanced growth

Americas
#1 in LatAm, leading in US


1.6bn
+34% YoY

Invested assets[2]: 2.3trn

Medium-term priorities: Enhance the US platform to drive higher sustainable profitability

UBS

Rankings based on peer disclosure and internal analysis; **1** Underlying PBT was 1.5bn, +30% YoY in APAC, 1.6bn, +31% in EMEA, 1.5bn, +7% in Switzerland and 1.6bn, +49% in Americas; **2** 31.12.25 invested assets excluding Divisional items which had 6bn invested assets as of 31.12.25

GWM Americas – Enhance the platform to drive higher sustainable profitability

Key levers

Build on leading position with **UHNW** and **Family Offices**

Streamline and strategically **align client coverage** to drive growth

Leverage momentum and continue to build out **banking infrastructure**

Drive **targeted growth in HNW** and **Core Affluent**

Invest in **technology, capabilities** and **feeder channels**

PBT margin



Prior guidance[1]
Actuals / updated guidance
9.3%
12.7%
~10%
~15%
~13%
~16%
~15%
~18%
FY24
FY25
FY26e
FY27e
FY28e

1 Guidance provided with 4Q24 results

P&C – A core pillar of our strategy and reliable partner to the Swiss economy

Profit before tax



Underlying PBT; CHF bn
Avg. SNB policy rate
(0.3%)
1.8%
1.3%
0.2%
(11%)
1.7
2.8
2.7
2.4
FY22[1]
2H23 annualized
FY24
FY25

Medium-term priorities

- Realize remaining cost synergies by decommissioning and removing duplications front-to-back (2026)
- Capitalize on combined franchise to serve corporates, entrepreneurs and private clients
- Advance digital leadership through user experience improvement, AI-roll out and digital assets
- Support clients and the economy with sustainable lending growth

Ambitions

~19%
Reported RoAE, medium-term

~48%
Reported cost / income ratio in 2028

UBS

1 Pre-acquisition of Credit Suisse

AM – Driving focused growth and operating leverage

Profit before tax
excl. net gain / loss from disposals
underlying, bn



+33%
0.5
0.6
0.8
1.0
FY22[1]
2H23 annualized
FY24
FY25

Medium-term priorities

- Build on differentiated offering – ETF and passive, SMA[2], CIG[3], Asia & Emerging Markets
- Capture alternatives growth opportunity through UGA[4]
- Drive further operational efficiency with rigorous cost discipline
- Transform front-to-back platform, embed AI in investment process

Ambitions

~3%
Net new money growth rate, through the cycle

~65%
Reported cost / income ratio in 2028

UBS

1 Pre-acquisition of Credit Suisse; 2 Separately Managed Accounts; 3 Credit Investments Group; 4 Unified Global Alternatives

IB – Capitalizing on strategic investments to drive sustainable returns

Underlying RoAE
%



15.3%
(5.1%)
9.6%
+5ppts
14.8%
FY22[1]
2H23
FY24
FY25

Medium-term priorities

Global Banking – monetize investments in the US and high-growth sectors

Global Markets – maintain leading position in Equities and FX businesses

Deepen partnership with GWM, building on strong momentum

Maintain risk, resource and cost discipline while investing in technology to drive efficiency

Ambition

~15%
Reported RoAE, through the cycle

1 Pre-acquisition of Credit Suisse

Capital generative business model supports our capital return policy

Capital returns[1]

bn



1.7
0.4
1.3
4.3
2.6
1.7
7.3
5.6
1.7
3.5
1.3
2.3
3.9
1.0
2.9
6.4
3.0
3.4
3.0
>3.4
2020
2021
2022
2023
2024
2025
2026e
Ordinary dividend
Share repurchases

Dividends

- USD 1.10 ordinary dividend per share, +22% YoY, to be proposed for FY25
- Accruing for mid-teens percent increase in dividend per share in 2026
- Committed to a progressive dividend per share beyond 2026

Share buybacks

- Delivered USD 3bn of buybacks in 2025
- Intend to repurchase USD 3bn of shares in 2026 with an aim to do more
- Intend to continue to do share buybacks beyond 2026

1 Amount of additional and future share buybacks subject to further clarity around the future regulatory regime in Switzerland, our financial performance and maintaining a CET1 capital ratio of ~14%

Ambition to restore and surpass pre-acquisition levels of profitability


Underlying return on CET1 capital
17%
3%
9%
11.5% excl. litigation and applying a normalized tax rate3
14%
~13%
~15%
FY22, reported1
2H23
FY24
FY25
FY26e
2026e exit rate
Ambition
Reported, based on current capital framework and ~14% CET1 ratio
~18%
2028
Underlying cost / income ratio
72%2
91%
80%
74%
~73%
<70%
~67%
76% excl. litigation

Forward-looking guidance assumes a 14% CET1 ratio; **1** Pre-acquisition of Credit Suisse; **2** Reported basis; **3** Excluding litigation and applying a structural tax rate of 23%

Investor update: Financials

Clear path to deliver on our 2026 exit rate targets

Underlying return on CET1 capital



13.7% as disclosed
11.5%
2025 excl. litigation and applying normalized tax rate[1]
Continued business momentum and realization of remaining cost saves
Capital-light growth in core businesses
Continued cost run-down
NCL wind-down
Capture attractive growth opportunities, while maintaining RWA productivity
Return-accretive capital deployment
Expect effective tax rate of ~23%
~13%
2026e
Reflects annualization of cost saves achieved in year, which are weighted towards 2H25
~15%
2026 exit rate
76%[2]
~73%
<70%

Underlying cost / income ratio

Illustrative walk; **1** Excluding litigation and applying a structural tax rate of 23%; **2** Excluding litigation; including litigation, underlying cost / income ratio in 2025 was 74%

Identified additional ~0.5bn cost saves, total ~13.5bn by year-end 2026



Cumulative annualized exit rate gross cost reductions
USD bn
o/w: +0.7bn in 4Q25
7.5
10.7
~13.5
YE24
YE25
YE26e
At constant FX¹



Underlying operating expenses
USD bn
(~12%) / (~5.0bn)
excl. FX (~16%) / (~6.5bn)
~40.6
36.4
35.6
~32.2
26.6
25.5
(~21%)
(~6.7bn)
excl. FX
(~25%)
(~8.1bn)
FY22 combined cost baseline²
FY24
FY25
Excl. litigation, variable- and FA-compensation



Cumulative integration-related expenses³
USD bn
9.1
13.4
9.0
13.0
~15
~1.1x gross cost saves
YE24
YE25
YE26e
FX impact
At constant FX¹

UBS

1 Based on constant FX rates as of September 2023; 2 Refer to slide 46 for reconciliation of the FY22 combined baseline; 3 Does not include integration-related expenses booked in revenues

NCL wind-down expected to be substantially complete by year-end 2026


Underlying operating expenses excl. litigation
bn
~6.1
1.3
~0.5
~0.2
FY22 combined baseline[1]
FY25
Updated 2026 exit-rate ambition
FY28 ambition


Risk-weighted assets
bn
(67%)
86
30
56
Op. risk
Credit and market risk[2]
29
24
5
~28
~24
~4
2Q23
YE25
YE26 ambition

Finishing the wind-down

100%
Books closed and apps decommissioned by YE26

As of YE25: 98% and 73% closed respectively

~92%
Cumulative reduction in costs by 2026 exit rate, ~97% by 2028

~10% of Op. risk RWA to roll off through 2030, with remainder to substantially roll off in 2031-2035

Forward-looking figures based on constant FX rates; 1 Refer to slide 46 for reconciliation of FY22 baseline; 2 Also including non-counterparty-related risk RWA

Balance sheet optimization complete, deploying capital to drive growth

Group underlying revenues/ average RWA


10.7%
7.7%
8.8%
9.6%
~10%
FY22[1]
2H23 annualized
FY24
FY25
Through the cycle expectation, reported

Driving return accretive growth through continued balance sheet discipline

- Achieved ~10% revenue/ RWA reflecting NCL rundown and disciplined balance sheet optimization
- Expect RWAs to grow as we selectively deploy balance sheet to support profitable revenue growth across our businesses
- Operational risk RWA to scale with revenues and reflect NCL run-off (refer to prior slide)
- Mitigation of output floor underway; expect ~2% impact by the end of the phase-in period in 2028

1 Pre-acquisition of Credit Suisse

Maintaining our strong capital position while reducing funding costs


187.3bn
Gone concern: 96.1bn
Going concern: 91.2bn
o/w CET1
71.3bn
4Q25


38.0%
Gone concern: 19.5%
Going concern: 18.5%
o/w CET1
14.4%
vs. guidance:
~14%
4Q25
RWA
493.4bn

~14% CET1 capital ratio guidance

enabling capacity to self-fund growth and deliver attractive capital returns

2026 AT1 issuance plan substantially completed

3.0bn issued year-to-date[1] vs ~3.5bn plan

Optimizing our funding profile

>1bn net funding cost saves already achieved; ~11bn of HoldCo planned in 2026 vs. 20bn redemptions[2]

UBS

Refer to the "Capital Management" section of the 4Q25 report for more information; 1 As of 4.2.2026; 2 ~11bn of expected syndicated HoldCo issuances in 2026 vs 20bn of maturities, redemptions and first calls

Our Group financial targets and ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
2028

~18% Reported RoCET1[1]

~67% Reported cost / income ratio

1 Based on current capital framework and ~14% CET1 ratio

Appendix

UBS Group results

USD m, except where indicated	**4Q25**	3Q25	4Q24	**FY25**	FY24
Total revenues	**12,145**	12,760	11,635	**49,573**	48,611
Credit loss expense / (release)	159	102	229	524	551
Operating expenses	10,286	9,831	10,359	40,197	41,239
Operating profit / (loss) before tax	**1,700**	2,828	1,047	**8,853**	6,821
Tax expense / (benefit)	495	341	268	1,056	1,675
of which: current tax expense	276	335	1,015	1,438	2,170
Net profit / (loss) attributable to shareholders	**1,199**	2,481	770	**7,767**	5,085
Diluted EPS (USD)	0.37	0.76	0.23	2.36	1.52
Effective tax rate	29%	12%	26%	12%	25%
Return on CET1 capital	6.6%	13.5%	4.2%	10.8%	6.7%
Return on tangible equity	5.8%	12.0%	3.9%	9.5%	6.5%
Cost / income ratio	84.7%	77.0%	89.0%	81.1%	84.8%
Total book value per share (USD)	29.18	28.78	26.80	29.18	26.80
Total book value per share (CHF)	23.14	22.92	24.34	23.14	24.34
Tangible book value per share (USD)	26.93	26.54	24.63	26.93	24.63
Tangible book value per share (CHF)	21.35	21.14	22.37	21.35	22.37

4Q25 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**12,145**	**6,695**	**2,286**	**800**	**2,946**	**(8)**	**(575)**
of which: PPA effects and other integration items[1]	*20*	*135*	*226*		*61*	*2*	*(404)[2]*
of which: loss related to an investment in an associate	*(74)*	*(20)*	*(54)*				
Total revenues (underlying)	12,199	6,580	2,114	800	2,885	(10)	(171)
Credit loss expense / (release)	159	32	101	1	34	(12)	3
Operating expenses as reported	**10,286**	**5,373**	**1,621**	**588**	**2,272**	**459**	**(27)**
of which: integration-related expenses and PPA effects[3]	*1,117*	*384*	*285*	*57*	*124*	*233*	*34*
Operating expenses (underlying)	9,169	4,989	1,336	531	2,148	226	(62)
Operating profit / (loss) before tax as reported	**1,700**	**1,290**	**565**	**212**	**640**	**(455)**	**(552)**
Operating profit / (loss) before tax (underlying)	2,871	1,558	678	268	703	(224)	(113)
Operating profit / (loss) before tax (underlying excl. litigation)	2,888	1,556	677	268	688	(189)	(112)
Underlying cost / income ratio	**75.2%**	**75.8%**	**63.2%**	**66.4%**	**74.5%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**11.9%**						
Underlying return on tangible equity	**10.5%**						

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes a 457m net loss from the repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m gain from the release of PPA adjustments); 3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group

FY25 overview of financial performance by business division

USD m, except where indicated	UBS Group	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**49,573**	**25,960**	**9,154**	**3,156**	**12,340**	**154**	**(1,190)**
of which: PPA effects and other integration items[1]	*1,892*	*624*	*1,016*		*570[2]*	*4*	*(323)[3]*
of which: loss related to an investment in an associate	*(230)*	*(62)*	*(168)*				
of which: items related to the Swisscard transactions[4]	*64*		*64*				
Total revenues (underlying)	47,848	25,398	8,242	3,156	11,769	150	(867)
Credit loss expense / (release)	524	48	339	1	133	(1)	2
Operating expenses as reported	**40,197**	**20,705**	**6,318**	**2,436**	**9,387**	**1,353**	**(2)**
of which: integration-related expenses and PPA effects[5]	*4,422*	*1,675*	*1,093*	*256*	*463*	*882*	*53*
of which: items related to the Swisscard transactions[6]	*180*		*180*				
Operating expenses (underlying)	35,595	19,030	5,045	2,179	8,924	472	(56)
Operating profit / (loss) before tax as reported	**8,853**	**5,207**	**2,497**	**719**	**2,819**	**(1,199)**	**(1,190)**
Operating profit / (loss) before tax (underlying)	11,729	6,320	2,857	975	2,712	(321)	(813)
Operating profit / (loss) before tax (underlying excl. litigation)	10,780	6,147	2,820	975	2,732	(1,155)	(738)
Underlying cost / income ratio	**74.4%**	**74.9%**	**61.2%**	**69.1%**	**75.8%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**13.7%**						
Underlying return on tangible equity	**12.1%**						

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse Securities (China) Limited; 3 Includes a 457m net loss from the repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m gain from the release of PPA adjustments); 4 Represents the gain related to UBS's share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS; 5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group; 6 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS

4Q25 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	4Q25	4Q24	YoY	4Q25	4Q24	YoY	4Q25	4Q24	YoY	4Q25	4Q24	YoY
Underlying revenues, m	3,214	2,937	9%	972	842	15%	1,240	1,150	8%	1,076	1,004	7%
Net interest income, m	547	495	10%	361	359	1%	401	416	(4%)	399	391	2%
Recurring net fee income, m	2,189	2,029	8%	309	271	14%	585	522	12%	472	426	11%
Transaction-based income, m	494	407	22%	305	230	33%	255	212	20%	205	189	8%
Other revenues, m	(16)	6		(3)	(17)		0	0		0	(3)	
Credit loss expense / (release), m	17	8		4	3		12	(10)		0	(14)	
Underlying operating expenses, m	2,780	2,715	2%	631	568	11%	851	865	(2%)	716	642	12%
Underlying PBT, m[1]	417	214	95%	337	271	25%	378	296	28%	360	375	(4%)
Underlying cost / income ratio	87%	92%	(6pp)	65%	67%	(3pp)	69%	75%	(7pp)	67%	64%	3pp
Net new fee-generating assets, bn	1.5	18.1		4.9	4.1		2.8	(5.3)		(0.4)	(3.5)	
Fee-generating assets, bn	1,175	1,062	11%	206	172	19%	458	364	26%	268	217	24%
Net new assets, bn	(14.1)	13.7		6.0	(1.2)		12.4	1.4		4.4	4.5	
Invested assets, bn	2,283	2,109	8%	795	665	20%	778	655	19%	891	749	19%
Net new loans, bn	2.3	1.1		1.4	(0.2)		(0.5)	(0.5)		1.3	(1.0)	
Loans, bn	104	98	6%	46	42	12%	63	57	10%	113	103	10%
Net new deposits, bn	3.7	8.6		(3.2)	(4.5)		1.3	1.6		(0.5)	(3.8)	
Deposits, bn	120	116	3%	117	125	(7%)	114	111	3%	125	115	8%
Advisors (full-time equivalents)	5,772	5,968	(3%)	910	924	(2%)	1,438	1,520	(5%)	1,207	1,311	(8%)

Table excludes divisional items. Refer to the "Global Wealth Management" section of the 4Q25 report for more information; 1 Excluding litigation, underlying PBT was +32% YoY in Americas, +24% in APAC, +27% in EMEA and (4%) in Switzerland

FY25 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	FY25	FY24	YoY	FY25	FY24	YoY	FY25	FY24	YoY	FY25	FY24	YoY
Underlying revenues, m	12,243	11,263	9%	3,988	3,612	10%	4,855	4,677	4%	4,201	4,083	3%
Net interest income, m	2,087	1,934	8%	1,325	1,335	(1%)	1,532	1,643	(7%)	1,489	1,565	(5%)
Recurring net fee income, m	8,373	7,712	9%	1,151	1,055	9%	2,268	2,104	8%	1,831	1,704	7%
Transaction-based income, m	1,773	1,582	12%	1,531	1,220	26%	1,056	932	13%	881	821	7%
Other revenues, m	10	36		(18)	3		(2)	(2)		(1)	(7)	
Credit loss expense / (release), m	50	27		5	(8)		21	(17)		(29)	(21)	
Underlying operating expenses, m	10,639	10,192	4%	2,447	2,437	0%	3,213	3,460	(7%)	2,689	2,662	1%
Underlying PBT, m[1]	1,554	1,044	49%	1,535	1,182	30%	1,621	1,234	31%	1,540	1,442	7%
Underlying cost / income ratio	87%	90%	(4pp)	61%	67%	(6pp)	66%	74%	(8pp)	64%	65%	(1pp)
Net new fee-generating assets, bn	11.7	50.7		14.5	12.0		20.7	(2.7)		5.7	2.2	
Fee-generating assets, bn	1,175	1,062	11%	206	172	19%	458	364	26%	268	217	24%
Net new assets, bn	(5.9)	41.7		62.5	20.7		28.4	3.0		18.1	33.5	
Invested assets, bn	2,283	2,109	8%	795	665	20%	778	655	19%	891	749	19%
Net new loans, bn	5.9	0.4		3.0	(2.5)		2.7	(4.6)		2.2	(4.9)	
Loans, bn	104	98	6%	46	42	12%	63	57	10%	113	103	10%
Net new deposits, bn	3.0	5.8		(7.5)	(1.6)		(0.5)	(4.1)		(3.3)	0.2	
Deposits, bn	120	116	3%	117	125	(7%)	114	111	3%	125	115	8%
Advisors (full-time equivalents)	5,772	5,968	(3%)	910	924	(2%)	1,438	1,520	(5%)	1,207	1,311	(8%)

Table excludes divisional items. Refer to the "Global Wealth Management" section of the 4Q25 report for more information; 1 Excluding litigation, underlying PBT was +34% YoY in Americas, +30% in APAC, +19% in EMEA and +2% in Switzerland

RWA and LRD QoQ walk

Risk-weighted assets

bn



(2%)
504.9
(5.8)
(0.9)
(4.5)
(1.0)
0.6
493.4
3Q25
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
4Q25

Leverage ratio denominator

bn



(1%)
1,640.5
(1.1)
(10.7)
(8.4)
1.4
0.8
1,622.4
3Q25
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
4Q25

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized 2023-2025	Remaining balance to be recognized[2,3]	Expected future P&L releases at 31.12.25 FX rates[4]	Estimated amortization profile[5] 2026	2027	2028+
GWM	~3.0	(1.9)	~1.0	~1.2	(~0.4)	(~0.3)	(~0.5)
P&C	~4.3	(2.5)	~1.7	~2.0	(~0.6)	(~0.4)	(~1.0)
IB	~2.3	(2.1)	~0.2	~0.2	(~0.1)	(~0.1)	(~0.0)
Total[1]	**~9.6**	**(6.5)**	**~2.9**	**~3.4**	**(~1.1)**	**(~0.8)**	**(~1.5)**

(4.8bn) from standard accretion and (1.7bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized 2023-2025	Remaining NII expected to be recognized	Expected future P&L releases at 31.12.25 FX rates[4]	Estimated amortization profile[5] 2026	2027	2028+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.1)	~0.1	~0.1	(~0.1)	(~0.0)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Adjusted for the early release of PPA against the derecognition loss within Group items due to the repurchase of legacy Credit Suisse debt in 4Q25; 4 Represented at current FX rates and treasury allocations; 5 Does not include effects from accelerated accretion from early unwinds

Invested asset split


Global Wealth Management
4Q25
4,753bn
4,753bn
Other 16%
Alternatives 6%
MM instruments 6%
Cash 9%
Bonds 13%
Equities 50%
11% Others
9% CHF
11% EUR
69% USD
Asset class
Currency


Asset Management
4Q25
2,098bn
2,098bn
Hedge Funds 3%
Associates 4%
Real Estate & Private Markets 8%
Money market 8%
Multi-asset & Solutions 18%
Fixed income excl. money market 16%
Equities 43%
10% Other
5% GBP
14% EUR
31% CHF
40% USD
Asset class
Currency

UBS

Revenue and expense currency mix


Total revenues[1]
%
9
10
2
11
68
9
83
7
4
11
3
31
50
18
11
6
4
61
15
10
3
22
50
GWM
P&C
AM
IB
Group


Operating expenses[1,2]
%
11
2
3
23
60
4
3
81
11
11
4
11
26
47
19
3
17
10
51
19
2
15
17
47
12
3
7
26
51
GWM
P&C
AM
IB
NCL
Group
USD
CHF
GBP
EUR
Other

1 Based on estimated currency splits for FY25; 2 Excluding litigation

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving armed conflicts. UBS's acquisition of the Credit Suisse Group materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the US; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of a current additional tier one debt instrument, to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS